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                             January 12, 2022

       Jose Antonio de Souza Azevedo
       Chief Financial Officer
       Atento S.A.
       1, rue Hildegard Von Bingen
       L-1282, Luxembourg
       Grand Duchy of Luxenbourg

                                                        Re: Atento S.A.
                                                            Form 20-F for the
year ended December 31, 2020
                                                            File No. 001-36671

       Dear Mr. de Souza Azevedo:

              We have reviewed your December 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 8, 2021 letter.

       Form 20-F for the year ended December 31, 2020

       Notes to the Consolidated Financial Statements
       Note 22 - Revenue and Expenses, page F-62

   1. We note your response to prior comment 1. We also note your disclosure on page F-12 that identifies various
types of services you offer, including those provided through service agencies as
well as consulting and advisory services. Please clarify whether the service agencies are
third-party vendors and, if so, whether you act as an agent or principal in these
transactions. Also tell us whether a typical arrangement
                                                        includes various
service offerings, including consulting and advisory services, and explain in more detail how you
determined that all services qualify as one performance
                                                        obligation.
Specifically address how you considered the guidance in IFRS 15.22.
 Jose Antonio de Souza Azevedo
Atento S.A.
January 12, 2022
Page 2
2. Please explain your reference to service level agreements in response to prior comment 1 and describe further the variable consideration included in your arrangements. Also, revise to disclose the methods, inputs, and assumptions used to estimate variable consideration. Refer to paragraphs 53 - 54 of IFRS 15.
3. Please provide your proposed revised revenue recognition policy and ensure that you address the disclosure requirements of IFRS 15, including paragraphs 119, 124 and 126.
       You may contact Brittany Ebbertt, Senior Staff Accountant at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



                                                          Sincerely,
FirstName LastNameJose Antonio de Souza Azevedo
                                                          Division of
Corporation Finance
Comapany NameAtento S.A.
                                                          Office of Technology
January 12, 2022 Page 2
cc:       Virginia Beltramini Trapero
FirstName LastName